FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                             As of November 12, 2004



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                                13, rue Beaumont
                                L-1219 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F X  Form 40-F
                                        ---           ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                     Yes     No
                                        ---    ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its results for the third quarter of 2004.

Tenaris Announces Third Quarter 2004 Results

    LUXEMBOURG--(BUSINESS WIRE)--Nov. 9, 2004--Tenaris S.A. (NYSE:TS) (Buenos Aires:TS) (BMV:TS) (MTA Italy:TEN)

    -- The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements prepared in accordance with international financial reporting standards (IFRS) and presented in U.S. dollars.

    Tenaris S.A. ("Tenaris") today announces its results for the quarter and nine months ended September 30, 2004 with comparison to its results for the quarter and nine months ended September 30, 2003.

    Third Quarter Summary

    --  Net sales of US$1,007.2 million, up 33% from US$759.6 million

    -- Operating income of US$201.9 million, up 85% from US$109.2 million

    --  Net income of US$141.6 million, up 130% from US$61.4 million

    -- Net earnings per share of US$0.12 (US$1.20 per ADS), up 126% from US$0.053 per share

    Operating income plus depreciation and amortization increased 60% to US$250.3 million, or 25% of net sales, compared to US$156.7 million, or 21% of net sales in the third quarter of 2003. Net income was equal to 14% of net sales compared to 8% of net sales in the third quarter of 2003.
    These results reflect the strong market demand for our seamless pipe products, resulting in higher prices and sales volumes as well as a recovery in margins previously affected by raw material cost increases. In addition, the quarter saw higher sales volumes and margins for our welded pipe business, following higher sales (quarter on quarter) in the local Brazilian market, and a further strong contribution from our indirect investments in Sidor. Net sales of seamless pipes, compared to the third quarter of 2003, rose 37%, with sales volumes, including a first contribution from our recent acquisition of Silcotub, up by 16% and average selling prices up by 18%.

    Market Background and Outlook

    Demand for our seamless pipe products and services, particularly from our energy industry customers, has strengthened during the year and is expected to remain at good levels going into 2005. The high level of oil prices, which recently rose above $50 a barrel before falling back, reflects limited spare production capacity and instability in several major oil-producing countries at a time of strong global economic growth and higher demand growth for oil and gas. Global oil and gas drilling activity, as measured by the number of active rigs, has increased over the past year. The increase has been strongest in North and South America, including our local markets of Mexico, Argentina, Canada and Venezuela. Elsewhere, the increase has been more limited but it has helped to sustain growth in demand for seamless OCTG.
    Steelmaking raw material costs, which rose substantially during 2003, surged in the first quarter of 2004. After falling back in the second quarter, they increased during the third quarter. This, due to FIFO accounting, is expected to result in higher production costs in the fourth quarter.
    Demand for our welded pipes, which had been affected in the first half by delays in implementing projects in the local Brazilian market as well as a lack of projects in other South American markets, had a stronger quarter (than the previous two quarters) due principally to the completion of previously-postponed deliveries to a pipeline project in Brazil and deliveries to particular projects in Africa and North America. (Demand in the next few quarters is likely to be mixed with a gradual increase in demand for pipeline infrastructure projects in Brazil and an eventual increase in demand in Argentina from investments to expand the capacity of the existing pipeline infrastructure being offset by lower sales in export markets.)

    Significant Developments

    On September 16, our board of directors approved an investment to construct a gas-fired 120 MW heat and power plant in Dalmine, Italy with an estimated cost of EUR109 million (US$130 million). This investment is intended to improve the competitiveness of our Italian seamless pipe operations by reducing energy costs and securing a reliable source of power. Construction of the plant is expected to begin following receipt of final regulatory approvals and be completed over a period of 24 months.
    In October, we detected technical problems at our electric power generating plant in San Nicolas, Argentina. We are currently analyzing with the supplier of the equipment different alternatives to resolve the situation as well as the recovery of the ensuing costs and losses.
    On October 19, the hot briquetted iron, or HBI, plant located in Ciudad Guayana, Venezuela, which we acquired together with Sidor from Posven in July, began operations. The plant, which was idled in 2001 shortly after starting up and has a rated annual design capacity of
1.5 million tons, is owned and operated by MATESI, Materiales Siderurgicos S.A., a company in which Tenaris has a 50.2% shareholding.
    Further to our acquisition of an 85% shareholding in S.C. Silcotub S.A., a Romanian seamless pipe producer with an annual capacity of 180,000 tons, we began consolidating its results during this third quarter.
    As a condition of the acquisition of the controlling interest in Silcotub, we also acquired a controlling shareholding in S.C. Laminorul S.A., a small Romanian manufacturer of steel sections and angles. On November 1, 2004, in settlement of a litigation brought by AVAS, the Romanian privatization agency, against Laminorul's former controlling entity, we transferred 70% of the shares of Laminorul to AVAS, and now hold 16%, with no associated liabilities.


Analysis of 2004 Third Quarter Results

(metric tons)
Sales volume              Q3 2004    Q3 2003    Increase/(Decrease)
-----------------------   --------   --------   -------------------
North America             179,000    157,000                    14%
Europe                    154,000    140,000                    10%
Middle East & Africa      113,000     99,000                    14%
Far East & Oceania         98,000     67,000                    46%
South America              93,000     88,000                     6%
Total seamless pipes      638,000    551,000                    16%
Welded pipes              112,000     78,000                    44%
Total steel pipes         750,000    629,000                    19%

    Sales volume of seamless pipes increased by 16% to 638,000 tons in the third quarter of 2004 from 551,000 tons in the same period of 2003, which includes 23,000 tons sold by Silcotub mostly in Europe. This increase reflects stronger demand across most of our markets.
    Sales volumes of welded pipes increased by 44% to 112,000 tons in the third quarter of 2004 from 78,000 tons in the same period of 2003, reflecting higher deliveries to export markets.


(US$ million)
Net sales                Q3 2004     Q3 2003    Increase/(Decrease)
----------------------   ---------   --------   -------------------
Seamless pipes              794.3      579.7                    37%
Welded pipes                114.2       83.4                    37%
Energy                       80.6       79.5                     1%
Others                       18.1       17.1                     6%
Total                     1,007.2      759.6                    33%

    Net sales in the quarter ended September 30, 2004 increased 33% to US$1,007.2 million, compared to US$759.6 million in the corresponding quarter of 2003. Net sales of seamless pipes rose by 37%, due to higher average selling prices and higher sales volumes. Average selling prices were up by 18% over the same quarter of 2003 and 7% over the second quarter of 2004. Net sales of welded pipes, which included US$18 million in sales of metal structures made by our Brazilian welded pipe subsidiary in the third quarter of 2004 and US$16 million of such sales in the third quarter of 2003, also rose 37% due to a higher sales volume of welded pipes. Net sales of other goods and services increased 6% due to higher sales of sucker rods used in oil production.


(percentage of net sales)
Cost of sales                       Q3 2004            Q3 2003
-------------------------------     ---------          ---------
Seamless pipes                            60%                60%
Welded pipes                              67%                87%
Energy                                    97%                94%
Others                                    67%                67%
Total                                     64%                67%

    Cost of sales, expressed as a percentage of net sales, decreased 3 percentage points to 64% in the third quarter of 2004, compared to 67% in the same period of 2003. This decrease resulted from higher gross margins on the sales of welded pipes and the non-recurrence of losses made on the sale of metal structures included within the welded pipes segment during the third quarter of 2003. Cost of sales for seamless pipe products, expressed as a percentage of net sales, remained stable at 60% in the third quarter of 2004 compared to the same period of 2003 but decreased 4 percentage points from 64% quarter on quarter as higher average selling prices helped to offset increased raw material costs.
    Selling, general and administrative expenses, or SG&A, declined as a percentage of net sales to 16.8% in the quarter ended September 30, 2004 compared to 18.4% in the corresponding quarter of 2003 but rose in absolute terms to US$168.9 million compared to US$139.8 million. Selling expenses, on a per ton basis, rose marginally due to higher freight costs and administrative expenses decreased when expressed as a percentage of net sales.
    Net financial expenses totalled US$3.1 million in the third quarter of 2004, compared to net financial expenses of US$3.0 million in the same period of 2003. Net interest expenses increased to US$9.7 million, compared to US$3.5 million in the third quarter of 2003, reflecting a higher net debt position and higher interest rates. Net financial expenses for the third quarter of 2004 included net foreign exchange translation gains of US$6.3 million.
    Equity in earnings of associated companies generated a gain of US$17.3 million in the third quarter of 2004, compared to a gain of US$10.6 million in the third quarter of 2003. This gain for the quarter reflects the result of our 14.5% equity interest in Amazonia, which has a 59.7% equity interest in Sidor. The results of Sidor benefited from a recovery in domestic demand and strong global demand and prices for steel products.
    Income tax provisions for the quarter ended September 30, 2004 equalled US$67.2 million equivalent to a tax charge of 34% of income before equity in earnings of associated companies, income tax and minority interest.

    Nine Months Results

    Results for the nine months period ended September 30, 2004 with comparison to the results for the corresponding period of 2003.
    Net income during the first nine months of 2004 was US$317.3 million, or US$0.269 per share (US$2.69 per ADS), or 11% of net sales, which compares with net income during the first nine months of 2003 of US$196.6 million, or US$0.169 per share (US$1.69 per ADS), or 8% of net sales. Operating income was US$458.1 million, or 16% of net sales, compared to US$320.3 million, or 13% of net sales. Operating income plus depreciation and amortization was US$608.5 million, or 21% of net sales, compared to US$466.2 million, or 19% of net sales.


(metric tons)
Sales volume             9M 2004      9M 2003    Increase/(Decrease)
---------------------  ----------   ----------   -------------------
North America            531,000      444,000                    20%
Europe                   493,000      472,000                     4%
Middle East & Africa     320,000      300,000                     7%
Far East & Oceania       315,000      286,000                    10%
South America            281,000      231,000                    22%
Total seamless pipes   1,940,000    1,731,000                    12%
Welded pipes             267,000      316,000                  (16%)
Total steel pipes      2,207,000    2,048,000                     8%

    Sales volume of seamless pipes increased by 12% to 1,940,000 tons in the first nine months of 2004 from 1,731,000 tons in the same period of 2003. The increase in sales volumes reflects increased demand in most of our markets and particularly in our local markets in North and South America.
    Sales volume of welded pipes decreased by 16% to 267,000 tons in the first nine months of 2004 from 316,000 tons in the same period of 2003. This decrease was due principally to delays in implementing pipeline projects in the Brazilian market in the first half, whereas in the first half of 2003 demand for welded pipes for pipeline projects in the Brazilian market had been strong.


(US$ million)
Net sales                 9M 2004    9M 2003    Increase/(Decrease)
------------------------  --------   --------   -------------------
Seamless pipes            2,266.0    1,782.7                    27%
Welded pipes                270.4      299.7                  (10%)
Energy                      277.3      234.0                    19%
Others                       49.6      101.7                  (51%)
Total                     2,863.3    2,418.1                    18%

    Net sales in the nine months ended September 30, 2004 increased 18% to US$2,863.3 million, compared to US$2,418.1 million in the corresponding period of 2003. Net sales of seamless pipes rose by 27%, due to higher average selling prices and higher sales volume. Net sales of welded pipes, which included US$51 million in sales of metal structures made by our Brazilian welded pipe subsidiary in the first nine months of 2004 and US$46 million of such sales in the first nine months of 2003, decreased 10% reflecting the reduction in sales volume of welded pipes. Net sales of electricity and natural gas by Dalmine Energie increased by 19% reflecting the increase in the value of the Euro against the U.S. dollar and higher sales volumes. Net sales of other goods and services decreased 51% following the discontinuation of sales of non-pipe steel products produced by third parties, which amounted to US$49 million in the first nine months of 2003.


(percentage of net sales)
Cost of sales                       9M 2004            9M 2003
------------------------       -------------        -----------
Seamless pipes                           64%                64%
Welded pipes                             71%                77%
Energy                                   97%                96%
Others                                   67%                80%
Total                                    68%                69%

    Cost of sales, expressed as a percentage of net sales, decreased to 68% in the first nine months of 2004, compared to 69% in the same period of 2003. This decrease resulted from higher gross margins on the sales of welded pipes and the non-recurrence of losses made on the sale of metal structures included within the welded pipes segment. Cost of sales for seamless pipe products, expressed as a percentage of net sales, remained stable as higher prices and volume-related efficiencies offset increases in raw material costs. Cost of sales for other products, expressed as a percentage of net sales, decreased due primarily to the termination of sales of low-margin other steel products.
    Selling, general and administrative expenses, or SG&A, declined, as a percentage of net sales, to 16.6% in the nine months ended September 30, 2004, compared to 17.3% of net sales during the corresponding period of 2003, but rose in absolute terms to US$476.3 million from US$419.1 million. Selling expenses, on a per ton basis, rose marginally due to higher freight costs and administrative expenses decreased, when expressed as a percentage of net sales.
    Net financial expenses totalled US$22.5 million in the first nine months of 2004, compared to net financial expenses of US$36.6 million in the same period of 2003. Net interest expenses increased to US$22.0 million compared to US$12.9 million, principally reflecting a higher net debt position, and foreign exchange translation losses decreased to US$6.4 million from US$26.2 million.
    Equity in earnings of associated companies generated a gain of US$57.0 million in the first nine months of 2004, compared to a gain of US$16.3 million in the first nine months of 2003. This reflected the performance of our indirect investments in Sidor, whose results have benefited from strong global demand and prices for steel products.
    Income tax provisions of US$167.2 million were recorded during the first months of 2004, equivalent to a tax charge of 38% of income before equity in earnings of associated companies, income tax and minority interest.

    Cash Flow and Liquidity

    Cash and cash equivalents, excluding investments of US$139.6 million in trust funds to support our Argentine and Brazilian operations, increased by US$39.6 million to US$287.4 million during the nine months ended September 30, 2004 and total financial debt increased by US$369.0 million to US$1,202.6 million from US$833.7 million at December 31, 2003.
    Net cash provided by operations during the nine months ended September 30, 2004 was US$56.6 million. Cash flow from operations was affected by a substantial increase in working capital of US$411.9 million, reflecting an increase in inventories of US$232.5 million, a net increase in trade receivables less customer advances and trade payables of US$90.6 million, and the payment of the first instalment of the liability towards the consortium led by BHP Billiton Petroleum Ltd. (US$55.1 million). The increase in inventories reflects higher costs of production and higher volumes, including of raw materials, and the increase in trade receivables (US$202.7 million) reflects higher net sales. Net cash used in investment activities was US$179.4 million which included US$122.5 million in capital expenditure and US$97.6 million in acquisitions as well as a cash return of US40.6 million on our indirect investments in Sidor.
    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.


Consolidated Condensed Interim Income Statement

                     Three-month period ended  Nine-month period ended
                        September 30, 2004       September 30, 2003
(All amounts in US$
 thousands)

Net sales              1,007,157     759,615    2,863,352   2,418,086
Cost of sales           (641,293)   (508,814)  (1,939,405) (1,671,470)
                     ------------ -----------  ----------- -----------
Gross profit             365,864     250,801      923,947     746,616
Selling, general and
 administrative
 expenses               (168,922)   (139,841)    (476,287)   (419,077)
Other operating
 income and expenses       4,917      (1,724)      10,482      (7,281)
                     ------------ -----------  ----------- -----------
Operating income         201,859     109,236      458,142     320,258
Financial income
 (expenses), net          (3,132)     (3,020)     (22,455)    (36,603)
                     ------------ -----------  ----------- -----------
Income before income
 tax, equity in
 earnings of
 associated
 companies and
 minority interest       198,727     106,216      435,687     283,655
Equity in earnings
 of associated
 companies                17,300      10,630       56,969      16,273
                     ------------ -----------  ----------- -----------
Income before income
 tax and minority
 interest                216,027     116,846      492,656     299,928
Income tax               (67,204)    (53,427)    (167,184)    (90,048)
                     ------------ -----------  ----------- -----------
Net income before
 minority interest       148,823      63,419      325,472     209,880
Minority interest         (7,224)     (1,981)      (8,191)    (13,255)
                     ------------ -----------  ----------- -----------
Net income               141,599      61,438      317,281     196,625


Consolidated Condensed Interim Balance Sheet

                            September 30, 2004     December 31, 2003
                           --------------------- ---------------------
(All amounts in US$
 thousands)

Assets
Non-current assets
  Property, plant and
   equipment, net          2,096,917             1,960,314
  Intangible assets, net      55,421                54,037
  Investments in
   associated companies       62,612                45,814
  Other investments           24,002                23,155
  Deferred tax assets        148,046               130,812
  Receivables                 57,836  2,444,834     59,521  2,273,653

Current assets
  Inventories              1,064,336               831,879
  Receivables and
   prepayments               229,237               165,134
  Trade receivables          855,530               652,782
  Other investments          139,591               138,266
  Cash and cash
   equivalents               287,424  2,576,118    247,834  2,035,895

Total assets                          5,020,952             4,309,548


Equity and Liabilities

Shareholders' equity                  2,007,473             1,841,280

Minority interest                       147,650               119,984

Non-current liabilities
  Borrowings                 463,785               374,779
  Deferred tax liabilities   413,963               418,333
  Other liabilities          210,758               191,540
  Provisions                  36,005                23,333
  Trade payables               7,907  1,132,418     11,622  1,019,607

Current liabilities
  Borrowings                 738,821               458,872
  Current tax liabilities    157,798               108,071
  Other liabilities          176,203               207,594
  Provisions                  33,962                39,624
  Customers advances          87,896                54,721
  Trade payables             538,731  1,733,411    459,795  1,328,677

Total liabilities                     2,865,829             2,348,284

Total equity and
 liabilities                          5,020,952             4,309,548


Consolidated Condensed Interim Cash Flow Statement

                           Three-month period    Nine-month period
                           ended September 30,   ended September 30,
(All amounts in US$
 thousands)                     2004      2003        2004      2003
                                ----      ----        ----      ----
                                 (Unaudited)            (Unaudited)

Net income for the period    141,599    61,438     317,281   196,625
Depreciation and
 amortization                 48,540    47,450     150,369   145,937
Tax accruals less payments    27,826    18,262      35,936   (65,818)
Equity in earnings of
 associated companies        (17,300)  (10,630)    (56,969)  (16,273)
Interest accruals less
 payments                     10,123      (191)      7,130      (553)
Cost of disposition of
 property, plant and
 equipment                     1,323     1,617      10,292     3,181
Net provisions                 7,972    (4,587)      7,010     2,767
Minority interest              7,224     1,981       8,191    13,255
Change in working capital   (100,907)   77,327    (411,928)    3,396
Currency translation
 adjustment and others         4,107   (37,211)    (10,736)  (26,534)
                           ---------- --------- ----------- ---------
Net cash provided by (used
 in) operations              130,507   155,456      56,576   255,983
                           ---------- --------- ----------- ---------
Capital expenditure          (39,695)  (34,827)   (122,478) (123,460)
Acquisitions of
 subsidiaries and
 associates net of cash      (97,367)  (19,110)    (97,555)  (61,656)
Proceeds from associated
 companies                         -         -           -       106
Convertible loan to
 associated companies              -         -           -   (31,128)
Cash advanced for the
 Dalmine tender offer              -    21,382           -         -
Dividends and
 distributions received
 from associated companies    23,793         -      40,595         -
                           ---------- --------- ----------- ---------
Net cash used in
 investment activities      (113,269)  (32,555)   (179,438) (216,138)
                           ---------- --------- ----------- ---------
Dividends paid                     -         -    (135,053) (115,002)
Dividends paid to minority
 interest in subsidiaries          -    (2,477)        (23)   (5,976)
Proceeds from borrowings     125,940   143,660     496,703   371,298
Repayments of borrowings    (125,007) (205,067)   (202,159) (388,736)
                           ---------- --------- ----------- ---------
Net cash provided by (used
 in) financing activities        933   (63,884)    159,468  (138,416)
                           ---------- --------- ----------- ---------
Increase (decrease) in
 cash and cash equivalents    18,171    59,017      36,606   (98,571)
                           ---------- --------- ----------- ---------
Cash and cash equivalents
 at the beginning of the
 period,                     268,969   148,963     247,834   304,536
Effect of exchange rate
 changes on cash and cash
 equivalents                     284       612       2,984     2,627
Increase (decrease) in
 cash and cash equivalents    18,171    59,017      36,606   (98,571)
Cash at the end of the
 period                      287,424   208,592     287,424   208,592


    CONTACT: Tenaris
             Nigel Worsnop, 888-300-5432
             www.tenaris.com

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: November 12, 2004



                                                             Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary